# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DiaMedica Therapeutics Inc., CIK 0001401040
CUSIP: 25253X207
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Two Carlson Parkway, Suite 260, Minneapolis, Minnesota (MN), 55447
Date of event which requires filing of this statement: 08/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001887436

## Reporting persons
- Trill AB: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Sweden (V7); sole voting power 0; shared voting power 7,764,465; sole dispositive power 0; shared dispositive power 7,764,465; aggregate amount beneficially owned 7,764,465 (15.02% of the class)
- Jan Stahlberg: type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); sole voting power 0; shared voting power 7,764,465; sole dispositive power 0; shared dispositive power 7,764,465; aggregate amount beneficially owned 7,764,465 (15.02% of the class)

## Item 1. Issuer
Name of issuer: DiaMedica Therapeutics Inc.
Address of issuer's principal executive offices: Two Carlson Parkway, Suite 260 Minneapolis, Minnesota 55447

## Item 2. Person Filing
Name of person filing: This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the Common Shares (as defined in Item 2(d) below) of the Company: Record Holder Trill AB is the record holder of the Common Shares. Reporting Individual Mr. Jan Stahlberg is the Board Member and beneficial owner of Trill AB.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is: Trill AB Sveavagen 17, 18th Floor SE-111 57 Stockholm, Sweden
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference. The percentages are based on 51,688,913 shares of the Issuer's Common Stock outstanding as of August 8, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 2025, filed with the Securities and Exchange Commission ("SEC") on August 12, 2025.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Trill AB: /s/ Jan Stahlberg, Jan Stahlberg/Board Member (09/04/2025)
- Jan Stahlberg: /s/ Jan Stahlberg, Jan Stahlberg (09/04/2025)